MEMORANDUM

TO:	Sonny Oh, Esq. Senior Counsel Disclosure Review and Accounting Office Division of Investment Management U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Assistant Vice President, Insurance Legal & Product Development
DATE:	March 25, 2024
SUBJECT:	Response to Comments for Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 for File No. 333-268090 (Jackson Market Link Pro II)
This memorandum is in response to the comments you provided via telephone on March 21, 2024 for the above referenced filing. In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific comments, followed respectively by narrative responses
(in bold).
The following comments and responses apply to the post-effective amendment filing referenced above. Excerpted pages of the prospectus, marked to show the changes discussed below are attached, and will be provided electronically. Page references in the responses are to the PDF page of the attached marked copy of the document. A post-effective amendment to the above-referenced registration statement will subsequently be filed in response to the comments.
Cover Page (p. 1)
1.In the third paragraph, where you make generic reference to the GMWB, please consider adding more specific references to the two versions of the GMWB offered in this contract.
Response:  Respectfully, this sentence generally identifies categories of contract options that are described in the prospectus.  We do not identify the indexes, crediting methods, or protection options specifically in the first half of the sentence, so the general reference to GMWBs without specific identification of single or joint life versions is in keeping with the totality of this disclosure.  As such, no revision has been made in response to this comment.
2.In the fifth paragraph, please remove the reference to advisory fees in the new disclosure block.
Response:  We have made this revision.
3.In the second to last paragraph, please add in the mailing address to the Customer Care Center.
Response:  We have made this revision.
Summary (pp. 4-10)
4.In the second paragraph, please introduce the "+Income GMWB" and "+Income GMWB with Joint Option"
terminology rather than the general reference to "+Income."
Response:  We have made this revision.
5.In the second paragraph, we note that you refer to "Annual Step-Ups" but in the glossary have defined only "Step-
Up."  Please consider whether revisions are required for consistency.
Response:  The reference here to Annual Step-Ups is part of the full filed name of the add-on benefit.  No revisions have been made in response to this comment.
6.In the fourth to last line of the first paragraph of the subsection titled “Interim Value Adjustment”, where you reference GAWA Withdrawals, please identify what a GAWA withdrawal is since this is the first reference to this term in the prospectus.
Response:  We have made this revision.
7.The following comments address the subsection titled “Guaranteed Minimum Withdrawal Benefit”:
a.In the first paragraph, please distinguish between the single and joint options as two different options.
Response:  We have made this revision.
b.Please clarify in greater detail the GAWA and RMD, as seen in the last sentence of the first paragraph.
This area of information should conform to other references of this in the prospectus.
Response:  We have made this revision.
c.In the first bullet, for clarity, please break out the information regarding how long the GAWA is guaranteed so that the first bullet reads simply "The GAWA is guaranteed even if your Contract Value drops to zero (other than due to an Excess Withdrawal or a total withdrawal)."
Response:  We have made this revision.
d.Please consider breaking the Step-Up bullet disclosures into two bullets, with one addressing the annual
Step-Up and one addressing the Determination Date Step-Up.
Response:  We have made this revision.
e.In the paragraph before the Contract Overview section, please break out the last sentence and make it a stand-alone, bolded paragraph.
Response:  We have made this revision.
8.Consider adding the last sentence from the Access to Your Money row of the Contract Overview table to the Add-
On Guaranteed Minimum Withdrawal Benefit row of the Contract Overview table as well.  Please also note that if annuitized in the first year, withdrawal charges would also apply.  Ensure the disclosures are consistent with the disclosures on the same mechanics in the Withdrawal Charge row of this table.
Response:  We have added additional disclosure to the Add-On GMWB row of the table in response to this comment.  With regard to the reference to annuitization during the first year, respectfully, the Access to
Your Money row of the table addresses only the time period prior to the Income Date, so a reference to annuitization does not belong in the row.  No revision has been made in response to that portion of this comment.
Glossary (pp. 11-12)
9.In the definition for Step-Up, consider including in the definition that there are two types of step-ups.
Additionally, please note the typo in the first word of the definition.
Response:  We have made this revision.
10.In the definition for Withdrawal Charge, please conform the language in this definition to match the disclosures in the Withdrawal Charge row of the Contract Overview table.
Response: We have made this revision.
Risk Factors (pp. 13-14)
11.In the subsection titled “Add-On Benefit”, please update the header with more specificity to the riders offered under the contract.
Response:  We have made this revision.
12.Please include the third to last paragraph in the Guaranteed Minimum Withdrawal Benefit subsection of the
Summary as well.
Response:  We have made this revision.
Performance Boost Crediting Method (pp. 23-25)
13.In the second paragraph, fourth sentence, please provide an example of when there is a mismatch.
Response:  We have relocated this disclosure to the end of this subsection and added a cross-reference to the examples of these scenarios in the Interim Value subsection.
+Income Rider (pp. 26-30)
14.In the section title, please update to include the full name of the benefit for both.
Response:  We have made this revision.
15.In the first sentence, please remove reference to “for life” to remain consistent with the defined terms and any earlier references of this benefit.
Response: We have made this revision.
16.In the fifth paragraph, please revise to read "This GMWB..." consistent with the note in the prior paragraph.
Response:  We have made this revision.
17.In the second to last full paragraph before the subsection titled "Guaranteed Withdrawal Balance ("GWB"), please note that this disclosure was relocated from the former tables that appeared in this section, however the full former table disclosure was not included here.  Please review to determine whether that disclosure should be added. Please also incorporate this disclosure into the risk factor for the add-on benefit.
Response:  When the former table disclosure was relocated, the portion omitted in the paragraph identified by this comment was removed as that disclosure relates to spousal continuation and that information along with more detailed rules around spousal continuation are already disclosed in the subsection titled
"Spousal Continuation."  No additional revisions were made in response to that part of this comment.  We did revise to add this disclosure to the Risk Factor for the add-on benefit.
18.In the second sentence of the second to last paragraph of the subsection titled “Guaranteed Withdrawal Balance
("GWB")”, please consider adding disclosure to the first part of this sentence addressing the dollar-for-dollar reduction of these withdrawals since the next sentence addresses proportional reduction for Excess Withdrawals.
Response:  Respectfully, because of the phrasing of this sentence, it is intended to generally note that all withdrawals reduce these values, with the reference to GAWA withdrawals intending only to emphasize that "all withdrawals" includes permissible withdrawals.  However, all withdrawals do not reduce these values dollar-for-dollar, which is the reason for the emphasis on the proportional reduction of Excess
Withdrawals in the following sentence.  Adding a reference to dollar-for-dollar reduction in the identified sentence would confuse the mechanics here, so we have declined to make this revision.
19.The following comments address the subsection titled “Withdrawals”:
a.In the first sentence of the second paragraph, you note that GAWA withdrawals do not reduce the value of the GMWB, however please note that GAWA Withdrawals do reduce the GWB dollar for dollar, so please make this disclosure more precise language.
Response: We have revised to specifically note GAWA Withdrawals do not reduce the value of the For Life
Guarantee, as any reduction in GWB will have no impact on payout if the For Life Guarantee is in effect.
This was the intent of the original statement, so we believe this meets the requested specificity.
b.In the second bullet of the third paragraph, please note that we previously requested this disclosure be added to the Risk Factor for the add-on benefit (See: prior comment 24).
Response:  Respectfully, this information was already added to the Risk Factor section for the benefit.  You may find it in the second to last paragraph of that Risk Factor subsection.
c.In the third bullet of the third paragraph, please review and determine whether a distinction is needed with regard to Excess Withdrawals.
Response:  We have made this revision.
d.In the second paragraph following the GAWA% tables, please revise language regarding rate changes for clarity.
Response:  We have made this revision.
20.The following comments address the subsection titled “Step-Up”:
a.In the third to last sentence of the first paragraph, please include disclosure that opting out of annual Step-
Ups will trigger the Determination Date.
Response:  We have made this revision.
b.In the second paragraph, here again, please add in a distinction regarding dollar-for-dollar reduction for
GAWA withdrawals.
Response:  Please see response to comment 19.  No revision made.
21.In the last paragraph of the RMD Notes table in the subsection titled "Required Minimum Distributions Under
Certain Tax Qualified Plans ("RMDs"), please check the cross reference to example 4 to ensure accuracy.
Response:  We have made this revision.
22.In the subsection "Guaranteed Minimum Withdrawal Benefit Considerations", please note that a paragraph was deleted that identified the single life version of the benefit being available to spouses and unrelated parties while the joint life version of the benefit is available only to spouses.  Please ensure that this disclosure appears somewhere in the add-on benefit disclosures section of the prospectus.
Response:  We have incorporated this disclosure into the introductory section of the rider disclosures.
Appendix D (p. 32)
23.In Example 5, please include the description you provided in response to prior comment 41 in the example itself to assist an investor in understanding the GAWA value that appears not to follow the assumption provided in the introduction to this Appendix.
Response:  We have made this revision.
Please contact me at (517) 367-3754 if you have any questions or require additional information.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. JACKSON MARKET LINK PRO® II SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY Issued by Jackson National Life Insurance Company® The date of this prospectus is ________, 2024. This prospectus contains information about the Contract and Jackson National Life Insurance Company (“Jackson®”) that you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations. Jackson's obligations under the Contract are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Contract will meet your investment and financial planning needs. Index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to discuss the Contract’s features, benefits, risks, and fees with your financial professional in order to determine whether the Contract is appropriate for you based upon your financial situation and objectives. Please carefully read this prospectus and any related documents and keep everything together for future reference. This prospectus describes the Indexes, Terms, Crediting Methods, Protection Options, and add-on Guaranteed Minimum Withdrawal Benefits ("GMWB") that we currently offer under the Contract. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any Premium payment. Please confirm with us or your financial professional that you have the most current prospectus that describes the availability and any restrictions on the Crediting Methods and Protection Options. The Jackson Market Link Pro II Contract is an individual single Premium deferred registered index-linked annuity Contract issued by Jackson. The Contract provides for the potential accumulation of retirement savings and partial downside protection in adverse market conditions. The Contract is a long-term, tax-deferred annuity designed for retirement or other long-term investment purposes. It is available for use in Non-Qualified plans, Qualified plans, Tax-Sheltered annuities, Traditional IRAs, and Roth IRAs. The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions or the payment of advisory fees to your third-party advisor. We apply an Interim Value adjustment to amounts removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to 100% of your investment. Withdrawals could also result in significant reductions to your Contract Value and the death benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59 1/2. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional. Crediting Methods such as the Cap, Performance Trigger, and Performance Boost could limit positive Index gain. The Contract currently offers 10% Floor, and 10% and 20% Buffer Protection Options, which could expose you to 80-90% loss due to poor Index performance. Crediting Method and Protection Option rates could change in the future. The Floor and Buffer Protection Options will always be at least 5%. Jackson is located at 1 Corporate Way, Lansing, Michigan, 48951. The telephone number for our Customer Care Center is 1-800-644-4565. Jackson is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. You can contact our Jackson Customer Care Center at P.O. Box 24068, Lansing Michigan 48909-4068; 1-800-644-4565; www.jackson.com. An investment in this Contract is subject to risk including the possible loss of principal and that loss can become greater in the case of an early withdrawal due to charges and adjustments imposed on those withdrawals. See “Risk Factors” beginning on page 13 for more information.

TABLE OF CONTENTS SUMMARY ....................................................................................................................................................................... 1 GLOSSARY ..................................................................................................................................................................... 9 RISK FACTORS .............................................................................................................................................................. 13 Risk of Loss .................................................................................................................................................................... 13 Liquidity ........................................................................................................................................................................... 13 Limitations on Transfers ................................................................................................................................................ 13 Reallocations .................................................................................................................................................................. 13 Loss of Contract Value .................................................................................................................................................. 13 No Ownership of Underlying Securities .................................................................................................................... 14 Tracking Index Performance ........................................................................................................................................ 14 Limits on Investment Return ........................................................................................................................................ 14 Buffers and Floors .......................................................................................................................................................... 15 Elimination, Suspension, Replacements, Substitutions, and Changes to Indexes, Crediting Methods, and Terms ............................................................................................................................................................................... 15 Intra-Term Performance Locks .................................................................................................................................... 16 Issuing Company .......................................................................................................................................................... 16 Effects of Withdrawals, Annuitization, or Death ........................................................................................................ 16 +Income GMWB and +Income GMWB with Joint Option Add-On BenefitBenefits ............................................ 17 GLOSSARY ..................................................................................................................................................................... 9 THE ANNUITY CONTRACT ......................................................................................................................................... 19 State Variations .............................................................................................................................................................. 19 Owner .............................................................................................................................................................................. 19 Annuitant ......................................................................................................................................................................... 20 Beneficiary ...................................................................................................................................................................... 20 Assignment ..................................................................................................................................................................... 20 PREMIUM ......................................................................................................................................................................... 20 Minimum Premium ......................................................................................................................................................... 20 Maximum Premium ........................................................................................................................................................ 20 Allocations of Premium ................................................................................................................................................ 20 Free Look ........................................................................................................................................................................ 21 CONTRACT OPTIONS .................................................................................................................................................. 21 Fixed Account ................................................................................................................................................................. 21 Index Account ................................................................................................................................................................. 22 ADDITIONAL INFORMATION ABOUT THE INDEX ACCOUNT OPTIONS ........................................................ 26 Indexes ............................................................................................................................................................................ 26 Protection Options ......................................................................................................................................................... 27 Crediting Methods .......................................................................................................................................................... 28 Cap ............................................................................................................................................................................. 28 Performance Trigger ................................................................................................................................................ 31 Performance Boost .................................................................................................................................................. 33 TRANSFERS AND REALLOCATIONS ...................................................................................................................... 36 Transfer Requests ......................................................................................................................................................... 36 Automatic Reallocations ............................................................................................................................................... 36 Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account ............................................................................................................................................................................ 36

Intra-Term Performance Lock ...................................................................................................................................... 37 End-Term Performance Lock ....................................................................................................................................... 38 Automatic Rebalancing ................................................................................................................................................. 38 ACCESS TO YOUR MONEY ........................................................................................................................................ 39 Guaranteed Minimum Withdrawal Benefit Considerations ..................................................................................... 51 '+Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life or Two Covered Lives ("+Income GMWB"GMWB and "+Income+Income GMWB with Joint Option")Option ............ 40 Guaranteed Withdrawal Balance ("GWB") ............................................................................................................. 41 Withdrawals ................................................................................................................................................................. 41 Step-Up ........................................................................................................................................................................ 44 For Life Guarantee ...................................................................................................................................................... 44 Owner's Death ............................................................................................................................................................. 45 Contract Value is Zero ................................................................................................................................................ 45 Spousal Continuation ................................................................................................................................................. 45 Effect of GMWB on Tax Deferral .............................................................................................................................. 46 GMWB Income Options ............................................................................................................................................. 46 Required Minimum Distributions Under Certain Tax Qualified Plans ("RMDs") ............................................... 48 Additional Information Regarding +Income with Joint Option .............................................................................. 49 Termination .................................................................................................................................................................. 49 GMWB Charge ................................................................................................................................................................ 50 Guaranteed Minimum Withdrawal Benefit Considerations ................................................................................ 51 WITHDRAWAL CHARGE ............................................................................................................................................. 52 Waiver of Withdrawal Charge ...................................................................................................................................... 53 GMWB CHARGE ............................................................................................................................................................ 50 INCOME PAYMENTS ..................................................................................................................................................... 54 Income Options .............................................................................................................................................................. 54 DEATH BENEFIT ............................................................................................................................................................ 55 Payout Options ............................................................................................................................................................... 56 Pre-Selected Payout Options ....................................................................................................................................... 57 Spousal Continuation Option ....................................................................................................................................... 57 Death of Owner On or After the Income Date ........................................................................................................... 57 Death of Annuitant ......................................................................................................................................................... 57 Stretch Contracts ........................................................................................................................................................... 57 TAXES ............................................................................................................................................................................... 58 CONTRACT OWNER TAXATION .............................................................................................................................. 58 Tax-Qualified and Non-Qualified Contracts .......................................................................................................... 58 Non-Qualified Contracts - General Taxation ........................................................................................................ 58 Non-Qualified Contracts - Aggregation of Contracts .......................................................................................... 58 Non-Qualified Contracts - Withdrawals and Income Payments ........................................................................ 58 Non-Qualified Contracts - Required Distributions ............................................................................................... 59 Non-Qualified Contracts - 1035 Exchanges ......................................................................................................... 59 Tax-Qualified Contracts - Withdrawals and Income Payments ......................................................................... 59 Withdrawals - Roth IRAs ......................................................................................................................................... 60 Death Benefits .......................................................................................................................................................... 60 Assignment ................................................................................................................................................................ 60

SUMMARY Jackson Market Link Pro II is a Registered Index-Linked Annuity (“RILA”) contract. The Contract is an SEC registered, tax deferred annuity that permits you to link your investment to an Index (or multiple Indexes) over a defined period of time ("term"). If the Index Return is positive, the Contract credits any gains in that Index to your Index Account Option Value, subject to the Crediting Method you choose: Cap, Performance Trigger, or Performance Boost. If the Index Return is negative, the Contract credits losses, which may be either absorbed or offset, subject to the Protection Option you choose: a stated Buffer or Floor. The Contract currently offers five Indexes that can be tracked in any combination, which allow for the ability to diversify among different asset classes and investment strategies. There is also a one-year Fixed Account available for election. The Contract also offers an add-on Guaranteed Minimum Withdrawal Benefit with Annual Step-Ups for a Single Life ("+Income GMWB") or Two Covered Lives called ("+Income with Joint Option"). At the end of an Index Account Option Term, we will credit an Index Adjustment (which may be positive, negative, or equal to zero) based on the Index Return, Crediting Method, and Protection Option of the Index Account Option selected. Prior to the end of an Index Account Option Term, the Index Account Option Value is equal to the Interim Value, which is the greater of the Index Account Option Value at the beginning of the term adjusted for any withdrawals plus the Index Adjustment subject to any prorated Index Adjustment Factors, or zero. Indexes: Each Index is comprised of or defined by certain securities or by a combination of certain securities and other investments. Please refer to the section titled “Indexes” for a description of each of the Indexes offered on this Contract. The Indexes currently offered on the Contract are the S&P 500, Russell 2000, MSCI Emerging Markets, MSCI EAFE, and the MSCI KLD 400 Social Index. Crediting Methods: Each Crediting Method provides the opportunity to receive an Index Adjustment based on any positive Index Return at the end of the Index Account Option Term. The Crediting Methods currently offered on the Contract are the Cap, subject to a stated Cap Rate (and an Index Participation Rate); Performance Trigger, subject to a stated Performance Trigger Rate; and Performance Boost, subject to a stated Performance Boost Rate (and a stated Performance Boost Cap Rate) Crediting Methods. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method) are provided at the time of application, and to existing owners and financial professionals at any time, upon request. Crediting methods must be elected before the start of the Term and will apply for the duration of the Term. • Cap ◦ This Crediting Method provides a positive Index Adjustment equal to any positive Index Return multiplied by the stated Index Participation Rate, subject to a stated Cap Rate. ◦ The Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means if the Index Return is in excess of the Cap Rate, your positive Index Adjustment will be limited by (and equal to) the Cap Rate. ◦ The Index Participation Rate is guaranteed to never be less than 100%. This means it will never reduce your Index Adjustment. If the Index Participation Rate is greater than 100%, it may serve to increase your Index Adjustment. ◦ An Index Participation Rate or a Cap Rate are not a guarantee of any positive return. • Performance Trigger ◦ This Crediting Method provides a positive Index Adjustment equal to a stated Performance Trigger Rate if the Index Return is zero or positive. ◦ The Performance Trigger Rate equals the positive Index Adjustment that you will receive if the Index Return is zero or positive, regardless of whether the actual Index Return is higher or lower than the stated Performance Trigger Rate. ◦ A Performance Trigger Rate is not a guarantee of any positive return. 1

- **Performance Boost**
    - This Crediting Method provides a positive Index Adjustment equal to Index Return plus the stated Performance Boost Rate if the Index Return is zero, positive, or negative, *but not if the negative return is equal to or in excess of* the elected Buffer Protection Option, subject to a stated Performance Boost Cap Rate.
    - The Performance Boost Cap Rate is the maximum amount of positive Index Adjustment you may receive. **This means that any positive Index Adjustment will always be limited by the stated Performance Boost Cap Rate.**
    - The Performance Boost Rate boosts your Index Adjustment to a value higher than Index Return, and is equal to the Buffer percentage. Since the Performance Boost Rate is equal to the Buffer:
        - If the Index Return is negative but *within* the Buffer, the Index Adjustment will always be positive.
        - If the Index Return is negative and *equal to* the Buffer, the Index Adjustment will always be zero.
        - If the Index return is negative *in excess of* the Buffer, the Index Adjustment will always be negative in the amount it exceeds the Buffer.
    - The Performance Boost Crediting Method is only available with the Buffer Protection Option.
    - A Performance Boost Rate or a Performance Boost Cap Rate are not a guarantee of any positive return.

Neither the Index Participation Rate nor the Performance Boost Cap Rate are available as stand-alone Crediting Methods.

Protection Options: The Protection Options provide a level of downside protection if the Index Return is negative. You may choose either a Buffer or Floor Protection Option. Current Buffer and Floor rates are provided at the time of application.

- A **Buffer** protects from loss up to a specific amount (typically 10% or 20%). You only incur a loss if the Index declines more than the stated Buffer percentage. For example, if an Index declines 15% and you chose a 10% Buffer, you would incur a loss of 5% for that Index Account Option Term. Available Buffer rates are guaranteed to be no less than 5% or more than 50%.

- A **Floor** protects from loss after a specific threshold. If the Index declines, you incur a loss up to the stated Floor percentage, beyond which, you are protected by any further loss for that Index Account Option Term. For example, if you chose a 10% Floor and the Index declines 15%, you would lose 10% for that Index Account Option Term. Available Floor rates are guaranteed to be no less than 5% or more than 50%.

Index Account Option Terms: The Contract currently offers three term lengths: a 1-Year term, a 3-Year term, and a 6-Year term depending on the Crediting Method and Protection Option you choose.

As of the date of this prospectus, you may currently select the following combination of Crediting Methods, Protection Options, and Index Account Option Terms with any of the available Indexes:

Crediting Methods	**Protection Options***		**Term Length**		
	Buffer	**Floor**	**1-Year**	**3-Year**	**6-Year**
Cap	10%, 20%	10%**	✓	✓	✓
Performance Trigger	10%	10%**	✓	N/A	N/A
Performance Boost	10%	N/A	✓	✓	✓

* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson Customer Care Center for current rate availability.

** The Floor Protection Option is only available with the 1-year Cap and Performance Trigger Crediting Methods.

The available Crediting Method and Protection Option rates are the new business and renewal rates effective as of the first day of an Index Account Option Term and will not change until the end of your Index Account Option Term. The rate for a particular Index Account Option Term may be higher or lower than the rate for previous or future Index Account Option Terms. We post all rates online at Jackson.com/RatesJMLP2. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may provide reallocation instructions in writing using our Reallocation Form or a

2

Letter of Instruction, or over the phone if you have authorized telephone transactions. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account. See "Automatic Reallocations" beginning on page 3634. Such reallocation instructions must be sent to us in written form acceptable to the Company, or via telephone if you have authorized telephone transactions on your account. We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus. It is possible that an Index may be replaced during an Index Account Option Term. If an Index is replaced during an Index Account Option Term, we will provide you with notice of the substituted Index, and Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term. While any substituted Index will need to be approved by regulators prior to replacing your Index, it is possible that you may experience lower Index Return under a substituted Index than you would have if that Index had not been replaced. For more information about replacing Indexes, please see "Replacing an Index" on page 27. We also reserve the right to remove, add or change the combinations in which we offer Indexes, Crediting Methods, Protection Options and Index Account Option Terms in the future. All Indexes, Crediting Methods, Protection Options, and Index Account Option Terms we currently offer may not be available in all states, or through every selling broker-dealer. Fixed Account: You also have the option to invest all or a portion of your Contract Value into a Fixed Account. Amounts allocated to the Fixed Account earn compounded interest at a fixed rate for the duration of the term. Currently, we offer a one- year term for amounts allocated to the Fixed Account and at the end of the one-year term, you will have the option of reallocating those amounts to Index Account Options, or to continue with the amounts in the Fixed Account. The credited interest rate on the Fixed Account is set annually and can be changed as each one-year term resets on the Contract Anniversary, subject to a guaranteed minimum interest rate. There is also a Short Duration Fixed Account Option, which is only available in connection with Intra-Term Performance Locks and spousal continuation, and may not be independently elected. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. See “Intra-Term Performance Lock” below in this Summary for information on how the Short Duration Fixed Account Option is used for Intra-Term Performance Lock transfers. In comparison to the one year Fixed Account Option, the Short Duration Fixed Account Option has lower interest crediting rates, and cannot be independently elected absent an Intra-Term Performance Lock or spousal continuation. Interim Value Adjustment: Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Intra-Term Performance Locks or withdrawals prior to the end of the Index Account Option Term by measuring the change in your Index Return from the beginning of the Index Account Option Term to the date of the withdrawal (withdrawals in this context include partial or total withdrawals from the Contract (including GAWA withdrawals of the Guaranteed Annual Withdrawal Amount under the +Income GMWB or +Income GMWB with Joint Option), automatic withdrawals, free looks, required minimum distributions ("RMD"), income payments, deductions of the GMWB Charge, and the Contract Value element of death benefit payments). Please note that any withdrawal taken in the first six years after issue may also be assessed withdrawal charges in addition to the Interim Value adjustment. In calculating the Interim Value adjustment, we use prorated Index Adjustment Factors, which in some instances may serve to reduce any positive Index Adjustment, as well as increase any negative Index Adjustment we credit when compared to the Index Adjustment you would have received if you had waited until the end of your Index Account Option Term to take your withdrawal. This is because the Index Adjustment Factors are prorated by the time elapsed during the Index Account Option Term. In other words, the values are determined by multiplying the Index Adjustment Factor by the number of days elapsed so far during the Index Account Option Term and then dividing by the total number of days in the Index Account Option Term. For an example illustrating the proration of Index Adjustment Factors, please see "Interim Value" beginning on page 2322. We do not prorate the Floor or the Index Participation Rate. Any negative adjustment could be significant and impact the amount of Contract Value available for future withdrawals. In addition to Interim Value adjustments, withdrawals taken in the first six 3

Contract Years may also be subject to Withdrawal Charges, which could further reduce the amount you receive when requesting a withdrawal. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" on page 2323 for more information. Each time you take a withdrawal from an Index Account Option before the end of your Index Account Option Term, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. The Index Account Option Value is reduced proportionally to the Contract Value for each withdrawal. This means if you withdraw 10% of your Contract Value, your Index Account Option Value will also be reduced by 10%. If an Interim Value adjustment is positive, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis If an Interim Value adjustment is negative, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Intra-Term Performance Lock: Intra-Term Performance Lock is currently available with all Crediting Method options except for the Performance Trigger Crediting Method. This feature allows you to transfer the full Interim Value from your selected Index Account Option into the Short Duration Fixed Account Option, where it will earn the declared Short Duration Fixed Account rate of interest beginning on the Intra-Term Performance Lock Date until the next Contract Anniversary. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-644-4565. We use the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Interim Value, and it may be higher or lower than it was on the Business Day we received your Intra-Term Performance Lock request. Any such transfers are subject to an Interim Value adjustment, as discussed immediately above in this Summary section, which can substantially reduce your Index Account Option Value. An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once an Intra- Term Performance Lock has been processed, it is irrevocable. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocations" beginning on page 3634. Any interest credited to the Contract, whether from allocations to the Index Account Options or the Fixed Account, is backed by the creditworthiness and claims-paying ability of Jackson National Life Insurance Company. You are permitted to make transfers and withdrawals under the terms of the Contract. Full and partial transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term unless you are executing an Intra-Term Performance Lock. Withdrawals taken during the first six years of the Contract may be subject to Withdrawal Charges and withdrawals taken from Index Account Options may be subject to an Interim Value adjustment. Depending on the Crediting Method, Protection Option, Index selected, and the amount of time that has elapsed in the Index Account Option Term, this adjustment could be substantial. For more information on the Interim Value adjustment and how it may affect your Contract please see "Interim Value" beginning on page 2322. Registered Index Linked Annuities are long term investments, subject to a potentially substantial loss of principal. Working with a financial professional, you should carefully consider which Indexes, Crediting Methods, and Protection Options (or combinations thereof) are right for you based on your risk tolerance, investment objectives, and other relevant factors. Not all options may be suitable for all investors, including the overall purchase of a RILA. Guaranteed Minimum Withdrawal Benefit: The +Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Ups for a Single Life ("+Income GMWB") or Two Covered Lives ("+Income GMWB with Joint Option") is an add-on benefit that, for a fee, guarantees an annual level of income each year in the form of withdrawals ("GAWA Withdrawals") equal to the greater of (the "Guaranteed Annual Withdrawal Amount" or ("GAWA") (which will never be less thanor your Required Minimum Distribution ("RMD"), if applicable), prior to the Income Date. Two versions of this Guaranteed Minimum Withdrawal Benefit ("GMWB") are available: a single life option ("+Income GMWB") and an option for two Covered Lives ("+Income with Joint Option"). 4

• The GAWA is guaranteed even if your Contract Value drops to zero (other than due to an Excess Withdrawal or total withdrawal),and will continue until until your (or the first joint Owner's) death or until the Guaranteed Withdrawal Balance ("GWB") is depleted depending on whether the For Life Guarantee is in effect at the time your Contract Value drops to zero. . ◦ The For Life Guarantee entitles you to continue making GAWA withdrawals for your lifetime (or the lifetime of the joint Owner to die first) under +Income GMWB, or for the lifetime of the last surviving Covered Life under +Income GMWB with Joint Option. The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Designated Life's attained age 59 ½, subject to certain limitations. For more information, please see "For Life Guarantee" beginning on page 44. ◦ If the For Life Guarantee is not in effect, the GAWA is guaranteed until the earlier of your death (or the death of any joint Owner) or until the depletion of the Guaranteed Withdrawal Balance ("GWB"). • The value of your GAWA is based on a percentage ("GAWA percentage" or "GAWA%") associated with: ◦ your attained age on the Determination Date, and ◦ the number of years withdrawals are deferred from the date the benefit is added to your Contract (called "Deferral Years"). ◦ The longer withdrawals are deferred (up to 9 years), the higher your GAWA% will be when your GAWA is determined. • Step-Up. The amount of your GWB can be increased by a Step-Up, which will automatically increase the GWB to equal the Contract Value if the Contract Value is greater than the GWB. The Step-Up is designed to give you the benefit of any increase in the Contract Value due to positive investment performance throughout the year. There are two different types of Step-Up available with the +Income GMWB and +Income GMWB with Joint Option: ◦ the annual Step-Up, which may occur each year on the Contract Anniversary, and ◦ the Determination Date Step-Up, which may occur only once, on the Determination Date. Step-Ups are subject to rules and limitations, so please see "Step-Up" beginning on page 44 for more information. • GAWA withdrawals are subject to Interim Value adjustments if withdrawn from Index Account Options during an Index Account Option Term, which means GAWA withdrawals have the potential to reduce your Index Account Option Value by more than the amount of the GAWA. Neither the +Income GMWB nor the +Income GMWB with Joint Option may be terminated independently from termination of the Contract, except in connection with a spousal continuation, where permitted by the terms of the Contract. For more information, please see "+Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life ("+Income GMWB") or Two Covered Lives ("+IncomeGMWB and +Income GMWB with Joint Option")Option" beginning on page 40. You should not elect the +Income GMWB or +Income GMWB with Joint Option if you intend to take regular withdrawals in excess of the GAWA (or any applicable RMDs) or do not intend to take periodic withdrawals prior to the Income Phase of this Contract. Contract Overview Contract Individual single premium deferred registered index-linked annuity contract Minimum Premium $25,000 Issue Ages 0 - 85 Contract Value The sum of the Fixed Account Value and the Index Account Value. Index Account Options Each Index Account Option is defined by an Index, a Crediting Method, a Protection Option, and a Term length. The Crediting Method and Protection Option you choose define the parameters under which the positive or negative Index Adjustment will be credited. Index Account Option Term Terms currently available under the Contract are 1, 3, and 6 years in length. 5

Index The Indexes currently offered under the Contract are: - S&P 500 Index - Russell 2000 Index - MSCI EAFE Index - MSCI Emerging Markets Index - MSCI KLD 400 Social Index Crediting Method The Crediting Methods currently offered under the Contract are: - Cap - Performance Trigger - Performance Boost Protection Options The Protection Options currently offered under the Contract are: - Buffer - Floor Intra-Term Performance Lock This feature allows you to lock in your Interim Value prior to the end of your Index Account Option Term on Index Account Options. If you elect an Intra-Term Performance Lock, your full Interim Value as of the Intra-Term Performance Lock Date will be transferred into the Short Duration Fixed Account Option and the Index Account Option Term will end. Intra-Term Performance Lock is not currently available with elections of the Performance Trigger Crediting Method. For more information, see "Intra-Term Performance Lock" beginning on page 37. Fixed Account A Contract Option which provides a declared amount of interest over a stated period. Interim Value The daily value of your Index Account Option on any given Business Day prior to the end of an Index Account Option Term. The Interim Value is calculated using prorated Index Adjustment Factors, where applicable, based on the elapsed portion of the Index Account Option Term. Neither the Floor nor the Index Participation Rate are prorated. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. For more information, see "Use of Guaranteed Minimum Prorated Index Adjustment Factors in Certain States" beginning on page 19.23. Transfers You may request a transfer to or from the Fixed Account and to or from the Index Account Options. You may also request transfers among the available Index Account Options. Transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term unless you are executing an Intra-Term Performance Lock. The effective date of transfers other than those in connection with an Intra- Term Performance Lock is the first day of the Fixed Account term and/or an Index Account Option Term into which a transfer is made. Access to Your Money You may withdraw some or all of your money at any time prior to the Income Date. For any withdrawal from an Index Account Option, an Interim Value adjustment as of the date of the withdrawal will apply and may substantially reduce your Index Account Option Value. In addition, a withdrawal taken in excess of the Free Withdrawal amount, or which is considered an Excess Withdrawal under the +Income GMWB or +Income GMWB with Joint Option may be subject to additional Withdrawal Charges. 6

Add-On Guaranteed Minimum Withdrawal Benefit For a fee, you may add the +Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life ("+Income GMWB) or Two Covered Lives ("+Income GMWB with Joint Option") to your Contract, which allows you to withdraw a guaranteed amount annually (the "GAWA") for your life (and your spouse's life if you elect +Income GMWB with Joint Option), subject to certain conditions and limitations. • The value of your GAWA is based on a GAWA percentage associated with your attained age on the Determination Date and the number of years you defer taking withdrawals once the benefit is added to your Contract (called "Deferral Years"). The longer withdrawals are deferred (up to 9 years), the higher your GAWA percentage will be when your GAWA is determined. • On each Contract Anniversary after the benefit is added to your Contract, you are eligible for a Step-Up, which will automatically increase the GWB to equal the Contract Value if the Contract Value is greater than the GWB, subject to certain limitations. For more information about the +Income GMWB, includingPlease note that Excess Withdrawals under this GMWB may be subject to Withdrawal Charges, and all withdrawals from an Index Account Option prior to the limitations referenced above, please see "+Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life ("+Income GMWB) or Two Covered Lives ("+Incomeend of the Index Account Option Term are subject to an Interim Value adjustment, including GAWA withdrawals under this benefit. For more information about the +Income GMWB, including the limitations referenced above, please see "+Income GMWB and +Income GMWB with Joint Option")"Option" on page 40. Withdrawal Charge A percentage charge applied to withdrawals in excess of the Free Withdrawal amount or in excess of the GAWA (or RMD if applicable), including partial and total withdrawals, and income payments commenced within the first Contract Year. Withdrawal Charges apply during the first six years of the Contract as follows: Number of Complete Contract Years since Issue Date Withdrawal Charge Percentage 0…………………………………………………..8.00% 1…………………………………………………..8.00% 2…………………………………………………..7.00% 3…………………………………………………..6.00% 4…………………………………………………. 5.00% 5…………………………………………………..4.00% 6 or more………………………………………....…...0.00% For more information about Withdrawal Charges, including details about when you may be entitled to a waiver of Withdrawal Charges, please see the section titled “WITHDRAWAL CHARGE" on page 52. Death Benefit For Owners 80 or younger at the Issue Date of the Contract, the standard death benefit (known as the Return of Premium death benefit) is the greater of the Contract Value or the Premium you paid into the Contract (reduced proportionately by the percentage reduction in the Index Account Option Value and the Fixed Account Value for each partial withdrawal (including any applicable Withdrawal Charge)). For Owners age 81 or older at the Issue Date of the Contract, the standard death benefit is the Contract Value. 7

Excess Withdrawal - any portion of a withdrawal taken, after election of the +Income GMWB or +Income GMWB with Joint Option, that causes total withdrawals taken during that Contract Year to exceed the greater of the Guaranteed Annual Withdrawal Amount ("GAWA") or Required Minimum Distribution ("RMD"), if applicable, on the date of the withdrawal. End-Term Performance Lock - a Contract feature that allows for the automatic reallocation of positive Index Adjustments from Index Account Options into the Fixed Account at the end of each Index Account Option Term. Fixed Account - a Contract Option in which amounts earn a declared rate of interest for a one year period. Fixed Account Option - An option within the Fixed Account for allocation of Premium or Contract Value defined by its term. Fixed Account Minimum Interest Rate - the minimum interest rate applied to the Fixed Account, guaranteed for the life of the Contract. Fixed Account Minimum Value - the minimum guaranteed amount of the Fixed Account Value. The Fixed Account Minimum Value is equal to 87.5% of all amounts allocated to the Fixed Account, reduced by the net amount of withdrawals and transfers from the Fixed Account, and taxes, accumulated at the Fixed Account Minimum Interest Rate. Fixed Account Value - the value of the portion of the Premium allocated to the Fixed Account. The Fixed Account Value is equal to Premium allocated to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate for the Contract per annum, less any partial withdrawals including any Withdrawal Charges on such withdrawals, and any amounts transferred out of the Fixed Account, and any applicable charges for add-on benefits. Floor - one of the two Protection Options offered and an Index Adjustment Factor. A Floor is the maximum negative Index Adjustment that will be credited to the Index Account Option Value at the end of the Index Account Option Term, expressed as a percentage. A Floor protects from loss after a stated threshold. If the Index declines during the Index Account Option Term, you incur a loss up to the stated Floor percentage, and are protected from any further loss beyond the Floor during that Index Account Option Term. For Life Guarantee - a guarantee under the +Income GMWB that entitles you to the Guaranteed Annual Withdrawal Amount ("GAWA") for the lifetime of the Designated Life, or, with joint Owners, the lifetime of the joint Owner who dies first. For a Contract owned by a legal entity with joint Annuitants, the guarantee lasts for the lifetime of the joint Annuitant who dies first. Under the +Income GMWB with Joint Option, the guarantee lasts for the lifetime of the last surviving Covered Life. Free Withdrawal - the maximum amount that may be withdrawn each year free of any otherwise applicable Withdrawal Charge. The Free Withdrawal amount is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur a Withdrawal Charge, less earnings. If an RMD is applicable, the Free Withdrawal amount is equal to the RMD, less earnings. Guaranteed Annual Withdrawal Amount ("GAWA") - the maximum amount the Owner can withdraw from the Contract each Contract Year after the election of the +Income GMWB or +Income GMWB with Joint Option, without reducing the guaranteed amount the Owner can withdraw in future Contract Years. Where there is an applicable Required Minimum Distribution (RMD) under federal tax law, the Owner may withdraw the greater of the GAWA or the RMD amount without reducing the guaranteed amount the Owner can withdraw in future Contract Years. Guaranteed Annual Withdrawal Amount Percentage ("GAWA%") - the percentage, which is locked-in on the Determination Date based on the Designated Life's attained age and number of elapsed Deferral Years, and is used to determine the Guaranteed Annual Withdrawal Amount. The GAWA% will not change after the Determination Date for any reason. Guaranteed Minimum Withdrawal Benefit ("GMWB") - an add-on benefit that may be purchased for an additional fee that provides for a Guaranteed Annual Withdrawal Amount that is guaranteed for the life of the Designated Life (or Covered Lives if the Joint Option is elected) if the For Life Guarantee is in effect, or until the depletion of the Guaranteed Withdrawal Balance ("GWB") if the For Life Guarantee is not in effect. Guaranteed Minimum Withdrawal Benefit Charge ("GMWB Charge") - the charge assessed annually upon election of the +Income GMWB or +Income GMWB with Joint Option. Guaranteed Withdrawal Balance ("GWB") - the value upon which the GAWA and GMWB Charge are based. The GWB is not a Contract Value and cannot be withdrawn as a lump-sum. Good Order - when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract. 10

Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner. Performance Boost Cap Rate ("PBCR") - an Index Adjustment Factor associated with the Performance Boost Crediting Method. The PBCR is the maximum positive Index Adjustment, expressed as a percentage, that could be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term. The Performance Boost Cap Rate is not a stand-alone Crediting Method. It is applicable only when you select the Performance Boost Rate Crediting Method. Performance Boost Rate ("PBR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PBR is the amount that will be added to Index Return, expressed as a percentage, that will increase value of the Index Adjustment that will be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term if the performance criteria are met. The Index Adjustment credited under the Performance Boost Crediting Method is limited by the Performance Boost Cap Rate. Performance Trigger Rate ("PTR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PTR is the amount of positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Crediting Method at the end of each Index Account Option Term if the performance criteria are met. Premium - consideration paid into the Contract by or on behalf of the Owner. Protection Options - the general term used to describe the Floor and Buffer Index Adjustment Factors. Protection Options provide varying levels of partial protection against the risk of loss of Index Account Option Value when Index Return is negative. Remaining Premium - total Premium paid into the Contract, reduced by withdrawals of Premium, including Withdrawal Charges, before withdrawals are adjusted for any applicable charges. Required Minimum Distributions ("RMDs") – for certain qualified Contracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only. This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the Owner of a qualified cContract. Step-Up - an feature under which we automatically increase the GWB to reflect any increases in the Contract Value due to positive investment performance during the Contract Year when you have elected the +Income GMWB or +Income GMWB with Joint Option. There are annual Step-Ups and a Determination Date Step-Up available under the +Income GMWB and +Income GMWB with Joint Option. Withdrawal Charge - a charge that is applied to withdrawals in excess of the fFree wWithdrawal amount or in excess of the GAWA (or RMD if applicable), including partial and total withdrawals during the first six years of the Contract, or income payments commenced within the first Contract Year, expressed as a percentage of Remaining Premium,. Withdrawal Value - the amount payable upon a total withdrawal of Contract Value. The Withdrawal Value is equal to the Contract Value, less any applicable charges for add-on benefits, subject to any applicable positive or negative Interim Value adjustment, less any applicable Withdrawal Charge and/or GMWB Charge. 12

If your Contract Value falls below the minimum Contract Value remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract. This minimum Contract Value requirement does not apply if you have added +Income GMWB or +Income GMWB with Joint Option to your Contract. There are administrative rules that must be followed when taking an RMD withdrawal. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If you fail to take your full RMD for a year, you will be subject to a 25% excise tax on any shortfall. This excise tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges (i.e., withdrawal charges) and we will impose those charges, which will be reflected in the confirmation of the transaction. An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB, which would result in an adverse recalculation of the GWB and GAWA. For more information on RMD requirements, please see "Required Minimum Distributions Under Certain Tax-Qualified Plans ("RMDS")" beginning on page 48. +Income GMWB and +Income GMWB with Joint Option Add-On BenefitBenefits. You may never need or use certain features provided by the +Income GMWB or +Income GMWB with Joint Option add-on benefits. In that case, you may pay for a feature for which you never realize any benefits. The +Income GMWB and +Income GMWB with Joint Option are subject to conditions, including increased withdrawal rates the longer you wait to initiate withdrawals after election of the add-on benefit. You may die before you begin taking withdrawals under the add-on benefit. Alternatively, you may not live long enough to receive enough benefit from the add-on benefit to exceed the amount of the fees you pay for the add-on benefit. You may need to make Excess Withdrawals, which have the potential to substantially reduce or even terminate the benefits available from the add-on benefit. The Index Account Options you elect may provide sufficient credited interest such that you may not need the guarantee that may otherwise be provided by the add-on benefit available for an additional charge. If your Contract includes the +Income GMWB or +Income GMWB with Joint Option, Excess Withdrawals will reduce the value of the Guaranteed Withdrawal Balance ("GWB") in proportion to the amount of the Excess Withdrawal relative to the total Contract Value at the time of withdrawal. Accordingly, under certain circumstances, a withdrawal could reduce the value of the GWB by more than the dollar amount of the withdrawal. Add-on benefits may be available at issue or on your Contract Anniversary, subject to availability. If you do not elect the add- on benefit at issue, it is likely that the rates associated with the add-on benefit, including GAWA percentages, may be lower than the rates you would have received if you had elected the add-on benefit at issue. It is also possible that the charge for the add-on benefit elected on your Contract Anniversary may be higher than the charge that would have been applicable if you had elected the add-on benefit at issue. Upon the death of the Owner or joint Owner, if the Beneficiary is a non-spousal Beneficiary, the GWB is void and this GMWB terminates automatically; therefore, the death of the Owner or joint Owner may have a significant negative impact on the value of this GMWB and cause the GMWB to prematurely terminate. Neither the +Income GMWB nor the +Income GMWB with Joint Option may be terminated independently from termination of the Contract, except in connection with a spousal continuation, where permitted by the terms of the Contract. The GMWB Charge that you pay for the +Income GMWB or +Income GMWB with Joint Option may be increased every five Contract Years. While you have the ability to avoid any GMWB Charge increases by opting out of future annual Step-Ups, doing so will lock in your GAWA%, which means you are also foregoing any potential further increases to your GAWA%. GMWBs generally may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial professionals before adding a GMWB to a Contract. Business Continuity and Cybersecurity Risk. We and our service providers and business partners are subject to certain risks, including those resulting from information system failures, cybersecurity incidents, public heath crises such as the coronavirus (COVID-19) pandemic , and other disaster events. Such events can adversely impact us and our operations. These risks are common to all insurers and financial service providers. These risks include, among other things, the theft, misuse, corruption and destruction of electronic information, interference with or denial of service, attacks on systems or websites, and other operational disruptions that could severely impede our ability to conduct our business or administer the Contract. 17

Such events could also adversely affect us by resulting in regulatory fines, litigation, financial losses, and reputational damage. Cybersecurity incidents may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. Although we take efforts to protect our systems from cybersecurity incidents, there can be no assurance that we or our service providers will be able to avoid cybersecurity incidents affecting Contract owners in the future. It is also possible that a cybersecurity incident could persist for an extended period of time without detection. Additionally, our third-party service providers and other third-parties related to our business (such as financial intermediaries or, in the case of our variable products, underlying funds) are subject to similar risks. Successful implementation and execution of their business continuity policies and procedures are largely beyond our control. Disruptions to their business operations may impair our own business operations. As of the date of this prospectus, we do not believe that we have experienced a material cyber-attack or other cybersecurity incident. However in 2023, we were notified of a data security incident involving the MOVEit file transfer system used by numerous financial services companies. A third-party vendor uses that software on our behalf to, among other things, identify the deaths of insured persons and annuitants under life insurance policies and annuity contracts. According to that third party vendor, an unknown actor exploited a MOVEit software flaw to access the vendor’s systems and download certain data. Our assessment indicated that personally identifiable information relating to approximately 850,000 of Jackson’s customers was obtained by that unknown actor from the third party vendor’s systems. This MOVEit vulnerability has now been rectified. Separately, Jackson experienced unauthorized access to two servers as a result of the MOVEit flaw; however, the scope and nature of the data accessed on those servers was significantly less than the third party vendor impact. Our assessment was that a subset of information relating to certain partner organizations and individuals, including certain customers of Jackson, was obtained from the two affected servers. We notified affected customers as required by law, and we continue to assess and investigate the overall impact of the incidents. At this time, we do not believe the incidents or related litigation will have a material adverse effect on the business, operations, or financial results of Jackson. 18

THE ANNUITY CONTRACT Your Contract is a contract between you, the Owner, and us. The Contract is an individual single Premium deferred index- linked annuity. Your Contract and any endorsements are the formal contractual agreement between you and the Company. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85. Your Premium and Contract Value may be allocated to: • the Fixed Account, in which amounts earn a declared rate of interest for a certain period, • the Index Account, in which amounts may be allocated to the Index Account Options, which are currently available with a variety of Crediting Methods and term lengths, and certain Protection Options, all of which may be credited with a zero, positive or negative Index Adjustment based upon the performance of a specified Index. Your Contract, like all deferred annuity contracts, has two phases: • the accumulation phase, when your Premium may accumulate value based upon the Index Adjustment and/or Fixed Account interest credited, and • the income phase, when we make income payments to you. As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contracts. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract. State Variations. This prospectus describes the material rights and obligations under the Contract. There may be some variations to the general description in this prospectus, where required by specific state laws. Please refer to your Contract for specific variations applicable to you. Any state variations will be included in your Contract and any endorsements to your Contract. For a list of material state variations, please refer to Appendix B. Owner. As Owner, you may exercise all ownership rights under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for joint Owners who are spouses (as defined under federal law). Only two joint Owners are allowed per Contract. Any reference in this prospectus to the Owner includes any joint Owner. Joint Owners have equal ownership rights, and as such, each Owner must authorize any exercise of Contract rights unless the joint Owners instruct us in writing to act upon authorization of an individual joint Owner. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract. Ownership Changes. To the extent allowed by law, we reserve the right to refuse ownership changes at any time on a non- discriminatory basis, as required by applicable law or regulation. You may request to change the Owner or joint Owner of this Contract by sending a signed, dated request to our Customer Care Center at the address provided on the cover of this prospectus. The change of ownership will not take effect until it is approved by us, unless you specify another date, and will be subject to any payments made or actions taken by us prior to our approval. We will use the oldest Owner's age for all Contract purposes. No person whose age exceeds the maximum issue age allowed by Jackson as of the Issue Date of the Contract may be designated as a new Owner. On Contracts with the +Income GMWB or +Income GMWB with Joint Option, while we may permit an ownership change under certain scenarios, neither the Designated Life nor the Covered Lives may be changed. Jackson assumes no responsibility for the validity or tax consequences of any ownership change. If you make an ownership change, you may have to pay taxes. We encourage you to seek legal and/or tax advice before requesting any ownership change. 19

Annuitant. The Annuitant is the natural person on whose life income payments for this Contract are based. If the Contract is owned by a natural person, you may change the Annuitant at any time before you begin taking income payments by sending a written, signed and dated request to the Customer Care Center, at the addressed provided on the cover of this prospectus. If the Contract is owned by a legal entity, we will use the oldest Annuitant's age for all Contract purposes unless otherwise specified in your Contract. Contracts owned by legal entities are not eligible for Annuitant changes. The Annuitant change will take effect on the date you signed the change request, unless you specify otherwise, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. We reserve the right to limit the number of joint Annuitants to two. If the Contract is owned by a legal entity, the Annuitant(s) will be entitled to the benefits of the waivers of Withdrawal Charges due to terminal illness or extended care, as described more fully in your Contract. Beneficiary. The Beneficiary is the natural person or legal entity designated to receive any Contract benefits upon the first Owner's death. The Contract allows for the naming of multiple Beneficiaries. You may change the Beneficiary(ies) by sending a written, signed and dated request to the Customer Care Center, at the addressed provided on the cover of this prospectus. If an irrevocable Beneficiary was previously designated, that Beneficiary must consent in writing to any change of Beneficiary(ies). The Beneficiary change will take effect on the date you signed the change request, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. Assignment. To the extent allowed by state law, we reserve the right to refuse assignments at any time on a non- discriminatory basis, as required by applicable law or regulation. You may request to assign this Contract by sending a signed, dated request to our Customer Care Center, at the addressed provided on the cover of this prospectus. The assignment will take effect on the date we approve it, unless you specify another date, subject to any payments made or actions taken by us prior to our approval. Your right to assign the Contract is subject to the interest of any assignee or irrevocable Beneficiary. If the Contract is issued pursuant to a qualified plan, it may not be assigned except under such conditions as may be allowed under the plan and applicable law. Generally, an assignment or pledge of a non-qualified annuity is treated as a distribution. On Contracts with the +Income GMWB or +Income GMWB with Joint Option, while we may permit an assignment, neither the Designated Life nor the Covered Lives may be changed. Jackson assumes no responsibility for the validity or tax consequences of any assignment. We encourage you to seek legal and/ or tax advice before requesting any assignment. PREMIUM Minimum Premium: • $25,000 under most circumstances Maximum Premium: • The maximum Premium payment you may make without our prior approval is $1 million. We reserve the right to waive minimum and maximum Premium amounts in a non-discriminatory manner. Our right to restrict Premium to a lesser maximum amount may affect the benefits under your Contract. Allocations of Premium. You may allocate Premium to any available Indexed Account Option or Fixed Account. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to an Indexed Account Option or Fixed Account is $100. We will issue your Contract and allocate your Premium payment within two Business Days (days when the New York Stock Exchange is open) after we receive your complete Premium payment and all information that we require for the purchase of a Contract in Good Order. We reserve the right to reject a Premium payment that is comprised of multiple payments paid to us over a period of time. If we permit you to make multiple payments as part of your Premium payment, the Contract will not be issued until all such payments are received in Good Order. We reserve the right to hold such multiple payments in a non- interest bearing account until the Issue Date. If we do not receive all information required to issue your Contract, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five Business Days, we will return your money. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time). No Premium will be accepted after the Contract has been issued. 20

Free Look. You may cancel your Contract by returning it to your financial professional or to us within ten days after receiving it. In some states, the Free Look period may be longer. Please see the front page of your Contract for the Free Look period that applies to your Contract. In general, if you cancel your Contract during this period, we will return: • Premiums paid to the Fixed Account, less • any withdrawals from the Fixed Account, plus • the Index Account Value. We will determine the Index Account Value as of the date we receive the Contract. In some states, we are required to return Premium payments only. We will pay the applicable free look proceeds within seven days of a request in Good Order. In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the Premium to the Index Account. When you exercise a Free Look, amounts returned from Index Account Options are subject to an Interim Value adjustment. CONTRACT OPTIONS The Contract is divided into two general categories for allocation of your Premium and Contract Value: the Fixed Account, where amounts earn a declared rate of interest for an annually renewable one-year term, and the Index Account, where amounts earn index-linked interest ("Index Adjustment") for a specified term based upon the performance of a selected Index. Fixed Account. The Fixed Account is an annually renewable account in which amounts you allocate earn a declared rate of interest. Fixed Account interest rates are guaranteed for one year from the date you allocate amounts into the Fixed Account and are subject to change on each Contract Anniversary thereafter. In no event will the interest rate credited to amounts allocated to the Fixed Account be less than the Fixed Account Minimum Interest Rate, as discussed below. Short Duration Fixed Account Option. The Short Duration Fixed Account Option is a limited-purpose short-term Fixed Account Option that is used solely for Intra-Term Performance Locks and/or spousal continuation option adjustments, and cannot be independently elected. Any amounts allocated to this option will remain allocated until the immediate next Contract Anniversary only, as described below. Fixed Account interest rates for the Short Duration Fixed Account Option are guaranteed from the date funds are allocated to the Short Duration Fixed Account Option until the next Contract Anniversary. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 36. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. Fixed Account Value. The Fixed Account Value is equal to (1) the value of Premium and any amounts transferred into the Fixed Account; (2) plus interest credited daily at a rate not less than the Fixed Account Minimum Interest Rate, per annum; (3) less any gross partial withdrawals, including any Withdrawal Charges on such withdrawals; (4) less any amounts transferred out of the Fixed Account. Rates of Interest We Credit. This Contract guarantees a Fixed Account Minimum Interest Rate that applies to amounts allocated to the 1-year Fixed Account Option as well as the Short Duration Fixed Account Option. The Fixed Account Minimum Interest Rate guaranteed by the Contract will be no less than the minimum non-forfeiture rate, which may vary from year to year. The minimum non-forfeiture rate will be determined by Jackson, pursuant to the requirements outlined by the Standard Nonforfeiture Law for Individual Deferred Annuities. The current Fixed Account Minimum Interest Rate is equal to the current minimum non-forfeiture rate of 2.953.00%. If the Fixed Account Minimum Interest Rate changes, we will file a supplement providing notice to new purchasers of the Contract. The Fixed Account Minimum Interest Rate is guaranteed for the life of the Contract, and your Fixed Account Minimum Interest Rate will not change once your Contract has been issued. The Fixed Account Minimum Interest Rate that was applicable at the time your Contract was issued will be reflected in your Contract data pages. Any changes to the Fixed Account Minimum Interest Rate apply only to new purchasers of the Contract on or after the date the new Fixed Account Minimum Interest Rate is effective, which will be the date of the most recent prospectus or the date identified in any applicable supplement filing. 21

In addition, we establish a declared rate of interest ("base interest rate") at the time you allocate any amounts to the Fixed Account, and that base interest rate will apply to that allocation for the entire one-year Fixed Account term. To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account Minimum Interest Rate, we will credit that allocation with the higher base interest rate. Thus, the declared base interest rate could be greater than the guaranteed Fixed Account Minimum Interest Rate specified in your Contract, but will never cause your allocation to be credited at less than the currently applicable Fixed Account Minimum Interest Rate. On each Contract Anniversary, the base interest rate is subject to change. Different base interest rates apply to the Short Duration Fixed Account Option.

Index Account. Amounts allocated to the Index Account are credited with an Index Adjustment at the end of each Index Account Option Term based upon the performance of the selected Index, Crediting Method, and Protection Option. Prior to the end of an Index Account Option Term, amounts allocated to the Index Account (adjusted for withdrawals) are credited with an Index Adjustment subject to any applicable prorated Index Adjustment Factors. Your selections from available options make up what are referred to as Index Account Options, which are available with different combinations of Indexes, Protection Options, Crediting Methods, and term lengths. As of the date of this prospectus, the following options are currently available for election with any of the Indexes:

Crediting Methods	Protection Options*		Term Length		
	Buffer	**Floor**	**1-Year**	**3-Year**	**6-Year**
Cap	10%, 20%	10%**	✓	✓	✓
Performance Trigger	10%	10%**	✓	N/A	N/A
Performance Boost	10%	N/A	✓	✓	✓

* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson Customer Care Center for current rate availability.
** The Floor Protection Option is only available with the 1-year Cap and Performance Trigger Crediting Methods.

Crediting Method and Protection Option Rates. Available rates for Crediting Methods and Protection Options are the rates effective as of the first day of your Index Account Option Term and will not change until the end of your Index Account Option Term. The rates for a particular Index Account Option Term may be higher or lower than the rates for previous or future Index Account Option Terms. We post all rates online at Jackson.com/RatesJMLP2. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may also request current rates at any time by contacting your financial professional or the Jackson Customer Care Center. Guaranteed minimum and maximum rates for each Crediting Method and Protection Option are listed below in the sections for each specific Crediting Method and Protection Option.

Index Account Value. The Index Account Value is equal to the sum of all the Index Account Option Values.

Index Account Option Value. When you allocate Contract Value to an Index Account Option for an Index Account Option Term, your investment in the Index Account Option is represented by an Index Account Option Value. Your Index Account Option Value is the portion of your Contract Value allocated to that Index Account Option at any given time. If you allocate Contract Value to multiple Index Account Options at the same time, you will have a separate Index Account Option Value for each Index Account Option in which you are invested. The minimum amount you may allocate to an Index Account Option is $100.

- **At the beginning of the Index Account Option Term**, your Index Account Option Value is equal to the Premium allocated or Contract Value transferred to the Index Account Option, less any amount transferred out of the Index Account Option.

- **During the Index Account Option Term**, your Index Account Option Value is equal to the Interim Value, which is equal to the Index Account Option Value at the beginning of the Index Account Option Term, reduced for any Intra-Term Performance Locks, partial withdrawals, and applicable add-on benefit charge deductions taken from the Index Account Option during the current Index Account Option Term (including any Withdrawal Charges on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such Intra-Term Performance Lock, withdrawal, or applicable add-on benefit charge deduction, credited with a positive or negative Index Adjustment. The Index Adjustment credited is subject to prorated Index Adjustment Factors, where applicable,

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as of the date of the withdrawal. Please note: neither the Floor nor the Index Participation Rate are prorated. During the Index Account Option Term, your Interim Value will never be less than zero. • At the end of the Index Account Option Term, your Index Account Option Value is equal to the Index Account Option Value at the beginning of the Index Option Term reduced for any Intra-Term Performance Locks, partial withdrawals, and applicable add-on benefit charge deductions taken from the Index Account Option during the current Index Account Option Term (including any Withdrawal Charges on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such Intra-Term Performance Lock, withdrawal, or applicable add-on benefit charge deduction, and credited with a positive or negative Index Adjustment. At the end of your Index Account Option Term, your Index Account Option Value will never be less than zero. Index Adjustment. For each Index Account Option to which you allocate Contract Value, at the end of the Index Account Option Term, we will credit your Index Account Option Value with an Index Adjustment. This Index Adjustment can be zero, positive, or negative, depending on the performance of the Index and the Crediting Method and Protection Option chosen. • If the Index Adjustment is positive, your Index Account Option Value will increase by a dollar amount equal to the positive Index Adjustment. • If the Index Adjustment is negative, your Index Account Option Value will decrease by a dollar amount equal to the negative Index Adjustment. • If the Index Adjustment is equal to zero, no Index Adjustment will be credited and there will be no adjustment to your Index Account Option Value. We also credit a positive or negative Index Adjustment during the Index Account Option Term when you exercise an Intra- Term Performance Lock or take a withdrawal. During the term, the Index Adjustment is subject to the prorated Index Adjustment Factors, where applicable, as of the date of the Intra-Term Performance Lock or withdrawal. Please note: neither the Floor nor the Index Participation Rate are prorated. Interim Value. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Intra-Term Performance Locks or withdrawals prior to the end of the Index Account Option Term (withdrawals in this context include partial or total withdrawals from the Contract, free looks, GAWA withdrawals, automatic withdrawals, required minimum distributions ("RMD"), income payments, deductions of the GMWB Charge, and the Contract Value element of death benefit payments). For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. The Interim Value of an Index Account Option is equal to the amount allocated to the Index Account Option, adjusted for the Index Return of the associated Index and subject to the applicable prorated Index Adjustment Factors (e.g. Cap Rate/Performance Trigger Rate/Performance Boost Rate/Performance Boost Cap Rate/Buffer). Please note: neither the Floor nor the Index Participation Rate are prorated as part of the Interim Value calculation. Also note that any withdrawal taken in the first six years after issue may be assessed a wWithdrawal cCharge in addition to the Interim Value adjustment. The Interim Value calculation is the same for all Crediting Methods. It uses the Index value on two dates to determine the Index Adjustment credited during any Index Account Option Term: the beginning date of the Index Account Option Term and the current date within that Index Account Option Term on which the Interim Value is being calculated. To determine the Index Adjustment credited, we calculate the net change in Index value between the beginning of the Index Account Option Term and the current Index value and express it as a percentage. If the resulting percentage is positive, we apply the applicable prorated Index Adjustment Factor (e.g. Cap Rate/Performance Trigger Rate/Performance Boost Rate/Performance Boost Cap Rate). If the Index return is negative, we apply the Floor or prorated Buffer Protection Option that you have elected. Please note: neither the Floor nor the Index Participation Rate are prorated as part of the Interim Value calculation. This adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Index Account Option Term (adjusted to reflect any withdrawals during the term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from the Index Account Option Value at the beginning of the term (adjusted to reflect any withdrawals during the term) to calculate the current Interim Value. Please note that when calculating Interim Value, the Index Account Option Value is reduced proportionally to the Contract Value for each withdrawal. If the Interim Value adjustment is positive, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value adjustment is 23

Please note that the same formula is used to determine the guaranteed minimum Index Adjustment Factors for all Index Account Option Term lengths. While the formula does not change, the input of different Index Account Option Term lengths results in differences to the ultimate output of the formula. For example, the calculation of a guaranteed minimum Buffer for an Index Account Option on which a 10% Buffer has been selected, would look as follows for the varying Index Account Option Term lengths: • 1-year Term: Your guaranteed minimum Buffer is equal to 10% * (60 * 1 + 180) / (365 * 1) = 6.5753% • 3-year Term: Your guaranteed minimum Buffer is equal to 10% * (60 * 3 + 180) / (365 * 3) = 3.2877% • 6-year Term: Your guaranteed minimum Buffer is equal to 10% * (60 * 6 + 180) / (365 * 6) = 2.4658% ADDITIONAL INFORMATION ABOUT THE INDEX ACCOUNT OPTIONS Indexes. When you allocate money to the Index Account, you are credited the Index Adjustment based upon the performance of your selected Index. You should discuss the available Indexes with your financial professional and obtain advice on which Index is best suited for your specific financial goals. Currently, we offer the following Indexes: • S&P 500 Index: The S&P 500 Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies. • Russell 2000 Index: The Russell 2000 Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Small-capitalization companies are more likely to fail than larger companies. • MSCI EAFE Index: The MSCI EAFE Index is comprised of equity securities of large- and mid-capitalization companies and it is designed to measure the equity market performance of developed markets, including countries in Europe, Australasia, and the Far East. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of mid-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). This index is calculated in USD and local currency only. The exchange rates used for all currencies for all MSCI equity indexes are taken from Reuters at 4pm GMT each day. • MSCI Emerging Markets Index: The MSCI Emerging Markets Index is comprised of equity securities of large- and mid-capitalization companies in emerging markets. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of larger companies. Mid-capitalization companies are more likely to fail than larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). Those risks are typically more acute when issuers are located or operating in emerging markets. Emerging markets may be more likely to experience inflation, political turmoil, and rapid changes in economic conditions than developed markets. Emerging markets often have less uniformity in accounting and reporting requirements, less reliable valuations, and greater risk associated with custody of securities than developed markets. This index is calculated in USD and local currency only. The exchange rates used for all currencies for all MSCI equity indexes are taken from Reuters at 4pm GMT each day. • MSCI KLD 400 Social Index: The MSCI KLD 400 Social Index is comprised of equity securities that provide exposure to companies with outstanding Environmental, Social and Governance (ESG) ratings and excludes companies whose products have negative social or environmental impacts. Since the primary objective of this Index is to track companies with a positive social or environmental impact, this Index may underperform the market as a whole or other indexes that do not screen for ESG standards. The Index may include large-, mid-, and small-capitalization companies. In general, large capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of other successful smaller companies, and the securities of smaller capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Smaller companies are more likely to fail than larger companies. 26

Term. The Cap Rate and IPR are declared at the beginning of the Index Account Option Term. The Cap Rate and IPR for a particular Index Account Option Term may be higher or lower than the Cap Rate and IPR for previous or future Index Account Option Terms. In no event will a Cap Rate be lower than 2% for a 6-year Index Account Option Term, 1.50% for a 3-year Index Account Option Term, or 1% for a 1-year Index Account Option Term. In no event will an Index Participation Rate be lower than 100%. Because the Index Participation Rate is guaranteed to be at least 100%, it will never serve to reduce an Index Adjustment. We post all rates online at Jackson.com/RatesJMLP2. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

The Cap Crediting Method is currently available with either a Buffer or Floor, and for your choice of 1-year, 3-year, or 6-year Index Account Option Terms. The Cap Rate for the 3-year and 6-year terms would be lower if measured on an annual basis. For Index Account Option Terms longer than one year, the Buffer for that term is a total Buffer for the duration of that Index Account Option Term. The following examples will illustrate how the Cap Crediting Method operates with both the Buffer and Floor Protection Options. Each example assumes a 10% Cap Rate and a 10% Buffer or Floor. The Index Participation Rate is indicated in each example.

Cap with Buffer.


20%
10%
10% Cap
6%
6.60%
0%
-8%
-2%
-10% Buffer
-12%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment
110% Index Participation Rate

When you elect the Cap Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment will equal Index Return multiplied by the Index Participation Rate up to the stated Cap. Here are some examples of how an Index Participation Rate, Cap and Buffer work in combination on the Index Account Option Term Anniversary where the Index Participation Rate is 110%:

Scenario 1: The Index Return is 20%. After multiplying the positive Index Return by the Index Participation Rate of 110%, the Adjusted Index Return is 22%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%.

Scenario 2: The Index Return is 6%. After multiplying the positive Index Return by the Index Participation Rate of 110%, the Adjusted Index Return is 6.60%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Adjusted Index Return, which is 6.60%.

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Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was fully protected and experienced no loss. Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss. For examples illustrating a prorated Cap and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see Appendix A, Examples 1 and 2. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" on page 1923 . Cap with Floor. When you elect the Cap Crediting Method with Floor Protection Option, you are exposed to loss up to a certain point, but Jackson will protect you from any loss beyond that point. Any positive Index Adjustment will equal Index Return multiplied by the Index Participation Rate up to the stated Cap. Here are some examples of how an Index Participation Rate, Cap, and Floor work in combination on the Index Account Option Term Anniversary where the Index Participation Rate is 100%: Scenario 1: The Index Return is 20%. After multiplying the positive Index Return by the Index Participation Rate of 100%, the Adjusted Index Return is 20%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%. Scenario 2: The Index Return is 6%. After multiplying the positive Index Return by the Index Participation Rate of 100%, the Adjusted Index Return is 20%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Adjusted Index Return, which is 6%. Scenario 3: The Index Return is -8%. Since the Index Return fell within the -10% Floor, your Index Account Option Value will experience the full loss of -8%. 30 at the end of your Index Account Option Term, your Index Account Option Value will be credited with an Index Adjustment equal to zero. If the performance of the Index you elect is negative in excess of the Buffer at the end of your Index Account Option Term, you will be credited with a negative Index Adjustment equal to the amount that the negative Index Return exceeds the Buffer. There are two rates associated with the Performance Boost Crediting Method: the Performance Boost Rate, and the Performance Boost Cap Rate. The Performance Boost Rate is used to boost your Index Adjustment to a value higher than Index Return, and is equal to the Buffer percentage. Please note: in states that require the use of guaranteed minimum Index Adjustment Factors in calculating Interim Value, the Performance Boost Rate may not be equal to the Buffer percentage in certain scenarios. This is because there is no guaranteed minimum Performance Boost Rate, but there is a guaranteed minimum Buffer, potentially causing a mismatch in scenarios in which the guaranteed minimum Buffer is applied. The Performance Boost Cap Rate limits the amount of positive Index Adjustment you can receive, and is the maximum amount of Index Adjustment that could be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. Both the Performance Boost Rate and the Performance Boost Cap Rate are declared at the beginning of the Index Account Option Term. The Performance Boost Rate and the Performance Boost Cap Rate for a particular Index Account Option Term may be higher or lower than the Performance Boost Rate and Performance Boost Cap Rate for previous or future Index Account Option Terms. In no event will a Performance Boost Rate be lower than 5% or the Performance Boost Cap Rate be lower than 1%. We post all rates online at Jackson.com/RatesJMLP2. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. The Performance Boost Crediting Method is available for renewable one-year, three-year, and six-year Index Account Option Terms with the Buffer Protection Option only. The following examples will illustrate how the Performance Boost Crediting Method operates with the Buffer Protection Option. The Example assumes a 10% Performance Boost Rate, a 10% Performance Boost Cap Rate and a 10% Buffer. 34

Performance Boost with Buffer. When you elect the Performance Boost Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment may be limited by the Performance Boost Cap Rate. If the market is positive, zero or negative but not in excess of the Buffer, you will receive an Index Adjustment equal to Index Return plus the Performance Boost Rate. If the Index Return is negative in excess of the Buffer, you will receive a negative Index Adjustment equal to the amount that negative Index Return exceeds the Buffer. If the Index Return is negative but equal to the Buffer, your Index Adjustment will be zero. Here are some examples of how the Performance Boost Rate, Performance Boost Cap Rate, and Buffer work in combination on the Index Account Option Term Anniversary: Scenario 1: The Index Return is 14%. Due to the 10% Performance Boost Cap Rate, the Index Adjustment will be 10%. Scenario 2: The Index Return is 4%. The Index Adjustment credited to your Index Account Option Value will equal the 4% Index Return plus the 10% Performance Boost Rate (the Buffer percentage) up to the Performance Boost Cap Rate of 10%. In this case, the Index Adjustment will be 10%. Scenario 3: The Index Return is -3%. The Index Adjustment credited to your Index Account Option Value will equal the -3% Index Return plus the 10% Performance Boost Rate (the Buffer percentage) up to the Performance Boost Cap Rate of 10%. In this case, the Index Adjustment will be 7%. Scenario 4: The Index Return is -12%. Since the negative Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative return, but still experienced a -2% loss. Scenario 5: The Index Return is -10%. The Index Adjustment credited to your Index Account Option Value will equal the -10% Index Return plus the 10% Performance Boost Rate (the Buffer percentage). In this case, the Index Adjustment will be 0%. For examples illustrating a prorated Performance Boost Rate, Performance Boost Cap Rate, and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see Appendix A, Examples 9 and 10. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed 35

Minimum Index Adjustment Factors in Certain States" on page 19 23. In these states, the Performance Boost Rate may not be equal to the Buffer percentage in certain scenarios. This is because there is no guaranteed minimum Performance Boost Rate, but there is a guaranteed minimum Buffer, potentially causing a mismatch in scenarios in which the guaranteed minimum Buffer is applied. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" beginning on page 23 for examples of these scenarios. TRANSFERS AND REALLOCATIONS Transfer Requests. You may request a transfer to or from the Fixed Account and the Index Account Options, as well as among the Index Account Options. Transfers may only occur on the Contract Anniversary when transferring out of the Fixed Account, and only on the Index Account Option Term Anniversary when transferring out of an Index Account Option except in connection with an Intra-Term Performance Lock. We post all rates online at Jackson.com/RatesJMLP2. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. Unless specified otherwise, transfers will be taken from the Index Account Options and the Fixed Account in proportion to their current value. The Company reserves the right to restrict or prohibit transfers from the Index Account Options to the Fixed Account, at its discretion, on a nondiscriminatory basis, at any time. Transfers into the Short Duration Fixed Account Option on a Contract Anniversary are not allowed. Amounts may only move from an Index Account Option to the Short Duration Fixed Account Option in connection with an Intra-Term Performance Lock or a spousal continuation. Transfers from a Fixed Account will reduce the Fixed Account Value by the transfer amount requested. Transfers into a Fixed Account will increase the Fixed Account Value by the transfer amount requested. Transfers from an Index Account Option will reduce the Index Account Option Value by the transfer amount requested. Transfers into an Index Account Option will increase the Index Account Option Value by the transfer amount requested. Automatic Reallocations. If we do not receive your timely transfer request in Good Order before the close of business on the Contract Anniversary for transfers out of the Fixed Account, and/or the close of business on the Index Account Option Term Anniversary for transfers out of an Index Account Option, we will automatically reallocate your Contract Value, as described below. You can communicate your transfer instructions by submitting them to us in writing on a form provided by us, or a Letter of Instruction, or via telephone if you have provided prior telephone authorization on your account. If no timely transfer request is received as outlined above, the Fixed Account Value will remain in the Fixed Account and the Index Account Option Value(s) will be reallocated to the same Index Account Option(s) for the same term, Crediting Method and Index, if available. Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account. If you do not provide timely transfer or reallocation instructions prior to the end of an expiring Index Account Option Term, as well as for reallocations out of the Short Duration Fixed Account Option on a Contract Anniversary, we will proceed as follows: • If the same Index Account Option is available at the time and its Term does not extend beyond the Income Date, we will renew the Index Account Option into the same Index Account Option Term. • If the same Index Account Option is available at the time but its Term extends beyond the Income Date, if available, we will select an available Index Account Option with the same Crediting Method, Protection Option, and Index, but with the Term that ends closest to but before the Income Date. • If the same Crediting Method, Protection Option, and Index as the expiring Index Account Option are available at the time, but not with the same Term, we will select the available Index Account Option Term with the period closest to but less than the Index Account Option Term that just ended that will not extend beyond the Income Date. 36

Withdrawals under the Contract may be subject to a Withdrawal Charge. For purposes of the Withdrawal Charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any Withdrawal Charge), and then from Remaining Premium. When you make a total withdrawal, you will receive the Withdrawal Value as of the end of the Business Day your request is received by us in Good Order. The Withdrawal Value is equal to the Contract Value reduced for any applicable taxes, and all applicable Withdrawal Charges. For more information about Withdrawal Charges, please see “Withdrawal Charge” beginning on page 52. We will pay the withdrawal proceeds within seven days of receipt of a request in Good Order. Your withdrawal request must generally be in writing. We will accept withdrawal requests submitted via facsimile. We may accept withdrawal requests via phone or web, subject to certain qualifying conditions, and subject to availability. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent. Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal except in connection with GAWA withdrawals, Required Minimum Distributions or the Automatic Withdrawal Program. If you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals and will be counted in determining the amount taken as a free withdrawal in any Contract Year. Automatic withdrawals in excess of the Free Withdrawal amount may be subject to Withdrawal Charges, the same as any other partial withdrawal. For more information about the free withdrawal amount, please see "WITHDRAWAL CHARGE" beginning on page 52. Partial withdrawals will reduce an Index Account Option's value at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal. Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 58. +Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life ("+Income GMWB") or Two Covered Lives ("and +Income GMWB with Joint Option"). The +Income GMWB and +Income GMWB with Joint Option are add-on For Life Guaranteed Minimum Withdrawal Benefits with annual Step-Ups and a Determination Date Step-Up, designed to help investors manage their lifetime income needs by guaranteeing the withdrawal of minimum annual amounts for life, regardless of the performance of the Indexes underlying an investor's Index Account Options, while the Contract is in the accumulation phase (i.e. before the Income Date). We call this guarantee the For Life Guarantee, and on +Income GMWB, which is a single life benefit, it lasts for the lifetime of the Designated Life (or the lifetime of the joint Owner who dies first). On +Income GMWB with Joint Option, which is a benefit designed to cover two spousal Covered Lives, the For Life Guarantee lasts for the lifetime of the last surviving Covered Life. For the +Income GMWB, the Designated Life is the original Owner (or oldest joint Owner) if the Owner is a natural person. For the +Income GMWB with Joint Option, the Designated Life is the youngest Covered Life. If the Owner is a legal entity, the original Annuitant (or oldest joint Annuitant) is the Designated Life. On Contracts owned by a legal entity where there are joint Annuitants, the For Life Guarantee lasts for the lifetime of the joint Annuitant who dies first. The Designated Life may not be changed. +Income GMWB is available to single Owners, spouses, or unrelated joint Owners. +Income GMWB with Joint Option is available only to spouses. For the +Income GMWB with Joint Option, each of the individuals covered under the For Life Guarantee are called Covered Lives. On qualified plan Contracts, the Owner and the primary spousal Beneficiary named as of the effective date of the GMWB with Joint Option will each be considered a Covered Life. On qualified custodial account Contracts, the Annuitant and contingent Annuitant named as of the effective date of the GMWB with Joint Option will each be considered a Covered Life. On non-qualified plan Contracts, the spousal joint Owners will each be considered a Covered Life. The Covered Lives may not be changed. 40

References in the disclosures below to “this GMWB” apply to each the +Income GMWB and +Income GMWB with Joint Option, including their associated GAWA percentages, as discussed below. This GMWB is offered to Owners (+Income GMWB) or Covered Lives (+Income GMWB with Joint Option) between the ages of 50 and 80. The +Income GMWB and +IncomeThis GMWB with Joint Option may not be terminated by the Owner independently from the Contract to which theyit areis attached. Upon the death of the Owner or joint Owner, if the Beneficiary is a non-spousal Beneficiary, the GWB is void and this GMWB terminates automatically; therefore, the death of the Owner or joint Owner may have a significant negative impact on the value of this GMWB and cause the GMWB to prematurely terminate. For certain tax-qualified Contracts, this GMWB allows withdrawals greater than the GAWA to meet the Contract’s RMD without compromising the endorsement’s guarantees. Example 3 in Appendix D under section “I. +Income GMWB” supplements this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “Required Minimum Distributions under certain Tax-Qualified Plans ("RMDs")” on page 48 for more information. The following description of this GMWB is supplemented by the examples in Appendix D. Guaranteed Withdrawal Balance (“GWB”). The GWB is established for the sole purpose of determining the GAWA. It is not the Contract Value, and it cannot be withdrawn. The GWB is equal to the Premium, net of any applicable taxes, if elected at issue, or the Contract Value, if elected after issue. The GWB is eligible to be automatically increased by a Step-Up on each Contract Anniversary following the effective date of the GMWB. A Step-Up is a Contract feature under which we automatically increase the GWB to reflect increases in the Contract Value if the Contract Value is greater than the GWB. An increase in your GWB may increase your GAWA in the new Contract Year. On the date that the GAWA is first determined, the "Determination Date", the GWB can also be increased by a one-time Determination Date Step-Up which is a Contract feature under which we automatically increase the GWB to equal the Contract Value if the Contract Value is greater than the GWB on the Determination Date. Any increase to the GWB as a result of a Determination Date Step-Up would be calculated prior to determining the GAWA. For more information about the Determination Date and the calculation of the GAWA, please see the "Withdrawals" subsection below. For more information Step-Ups, please see "Step-Up" beginning on page 44. It is important to note that withdrawals from your Contract Value (including GAWA withdrawals) make it less likely that future step-ups to your GWB (if any) will increase your GAWA. This is because all withdrawals (including GAWA withdrawals) reduce your Contract Value and GWB. It is also important to note that Excess Withdrawals may significantly reduce the likelihood that your GAWA will increase due to a step-up, as Excess Withdrawals (unlike GAWA withdrawals) result in a proportional reduction to your GWB and may cause your GWB to be reduced by more than the amount withdrawn; in other words, on more than a dollar for dollar basis. The GWB can never be more than $10 million (including upon step-up), and the GWB is reduced by each withdrawal. The GWB will be reduced proportionally by Excess Withdrawals. Such reductions could be substantial. See "Withdrawals" below for more information on the impact of different types of withdrawals on the GWB. Withdrawals. This GMWB is designed to permit annual withdrawals ("GAWA withdrawals") equal to the greater of the GAWA or RMD, if applicable, on and after the effective date. The maximum cumulative withdrawals you may take in any Contract Year, without reducing the value of the GMWBFor Life Guarantee, or potentially terminating the Contract, may not exceed the GAWA or any RMD under the Internal Revenue Code, if greater. Withdrawals exceeding the GAWA or RMD, if applicable ("Excess Withdrawals"), cause the GWB and GAWA to be recalculated and reduced, as discussed below. Such reductions could be substantial. In addition, if the Excess Withdrawal causes your Contract Value to drop to zero, the Contract will terminate and no future GAWA withdrawals will be permitted. The GAWA is determined on the Determination Date, which is the earlier of: • the time of the first withdrawal after the effective date of this GMWB, • the date the Owner elects to opt out of annual Step-Ups to avoid an increase in the GMWB Charge, • the date the Contract Value drops to zero (other than due to an Excess Withdrawal or total withdrawal), 41

• the date the GMWB is continued by a spousal Beneficiary, or • upon election of the Life Income of the GAWA or Joint Life Income of the GAWA Income Options. On the Determination Date, the GAWA is equal to the GWB multiplied by the GAWA percentage ("GAWA%"). The GAWA % is locked-in on the Determination Date, and will not subsequently change. The GAWA% is based on the Designated Life's attained age on the Determination Date and the elapsed Deferral Years, according to the following tables: +Income GMWB Attained Age GAWA% in Deferral Years 0-3 GAWA% in Deferral Years 3-6 GAWA% in Deferral Years 6-9 GAWA% in Deferral Years 9+ 50-59 4.00% 4.50% 5.00% 5.50% 60-64 5.00% 5.25% 5.50% 6.00% 65-69 5.50% 6.00% 6.75% 7.25% 70-74 5.75% 6.25% 7.00% 7.50% 75-79 6.00% 6.50% 7.25% 7.75% 80+ 6.50% 7.00% 7.75% 8.00% +Income GMWB with Joint Option Attained Age GAWA% in Deferral Years 0-3 GAWA% in Deferral Years 3-6 GAWA% in Deferral Years 6-9 GAWA% in Deferral Years 9+ 50-59 3.50% 4.00% 4.50% 5.00% 60-64 4.50% 4.75% 5.00% 5.50% 65-69 5.00% 5.50% 6.25% 6.75% 70-74 5.25% 5.75% 6.50% 7.00% 75-79 5.50% 6.00% 6.75% 7.25% 80+ 6.00% 6.50% 7.25% 7.50% A Deferral Year is the period of time measured by each Contract Anniversary that has passed after the effective date of this GMWB and before the Determination Date. Deferral Years stop accruing at the Determination Date. We reserve the right to prospectively change the GAWA percentages, including the age bands, on new elections of the +Income GMWB and +Income GMWB with Joint Option. This means that if you do not elect this GMWB at issue, the GAWA percentages associated with this GMWB when elected on a Contract Anniversary (subject to availability) may be different than the rates you would have received if you had elected this GMWB at issue. If we change the GAWA percentages, we will follow these procedures: • When we issue your Contract we will deliver a copy of the prospectus that includesreflects the notice of change of GAWA percentages in the form of a prospectus supplement to you. You will have until the end of the Free Look period to cancel your Contract and this GMWB by providing notice to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 21). • If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages, we will send you the notice of change of GAWA percentages in the form of a prospectus supplement. The actual GAWA% percentages applicable to your Contract will be reflected in your Contract endorsement. Recalculation of the GWB and/or the GAWA due to Withdrawals. Withdrawals cause the GWB and/or GAWA to be recalculated in the following ways: • Recalculation of the GWB upon GAWA Withdrawals. Withdrawals taken on or after the Determination Date that do not cause the cumulative total of all withdrawals taken in the Contract Year to exceed the greater of the GAWA or the RMD, if applicable, will cause the GWB to be reduced by the dollar amount of the withdrawal, but will not trigger a recalculation of the GAWA. 42

GAWA percentage applicable at the correct age. If the age at election of the Designated Life (or either Covered Life for +Income with Joint Option) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded. Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB. Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or Excess Withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit. Step-Up. There are two types of Step-Ups available when you elect this GMWB: an annual Step-Up and a Determination Date Step-Up. On each Contract Anniversary following the effective date of this GMWB, the GWB will be automatically increased to equal the Contract Value if the Contract Value is greater than the GWB. We call this increase an annual Step-Up. On the Determination Date, the GWB will be automatically increased to equal the Contract Value if the Contract Value is greater than the GWB. We call this increase a Determination Date Step-Up. Any Determination Date Step-Up will be completed prior to the determination of the GAWA on the Determination Date. Please note that if you have opted out of annual Step-Ups in order to avoid a communicated GMWB Charge increase on a 5th Contract Anniversary, you will no longer receive annual Step-Ups on Contract Anniversaries. The date on which you opt out of annual Step-Ups will be the Determination Date, and your GAWA% will be locked in and will not subsequently change. Opting out of annual Step-Ups will never impact the Determination Date Step-Up. Please see "GMWB Charge" beginning on page 50 for more information about potential increases to the GMWB Charge and your ability to opt out of those increases. With a Step-Up – The GWB equals the Contract Value on the Contract Anniversary (subject to a $10 million maximum). If the step-up occurs after the GAWA has been determined, the GAWA is recalculated, equaling the greater of: ● The GAWA% multiplied by the new GWB, or ● The GAWA immediately prior to step-up. It is important to note that withdrawals from your Contract (including GAWA withdrawals) make it less likely that a future Step-Up to your GWB (if any) will increase your GAWA. This is because all withdrawals reduce your Contract Value and GWB. It is also important to note that Excess Withdrawals may significantly reduce the likelihood that your GAWA will increase due to a Step-Up, as Excess Withdrawals (unlike GAWA withdrawals) result in a proportional reduction to your GWB and may cause your GWB to be reduced by more than the amount withdrawn. The GWB can never be more than $10 million with a Step-Up. Upon Step-Up, the applicable GMWB Charge will be reflected in your confirmation. For Life Guarantee. The For Life Guarantee entitles you to continue taking GAWA withdrawals for your life (or the lifetime of the joint Owner to die first), or for the lifetime of the last surviving Covered Life under +Income GMWB with Joint Option, even after your Contract Value has dropped to zero (unless as the result of an Excess Withdrawal or total withdrawal of Contract Value). Once the Contract Value drops to zero (unless as the result of an Excess Withdrawal or total withdrawal of Contract Value), these GAWA withdrawals will take the form of payments from the Company in an amount equal to the GAWA, net of any applicable taxes. The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Designated Life's attained age 59 ½ unless: • the Contract has terminated; • the Contract Value is reduced to zero on or before the date the For Life Guarantee would otherwise become effective; • you have elected to annuitize your Contract and the Income Date precedes the date the For Life Guarantee would otherwise become effective; or • the last surviving Covered Life dies before the date the For Life Guarantee would otherwise become effective. If the Designated Life has already attained age 59½ when this GMWB is added to the Contract, then the For Life Guarantee becomes effective on the effective date of this GMWB. 44 discontinued. All elections must be received by us in Good Order prior to the Contract Anniversary. Charge increases under this provision may only occur every five years on the Contract Anniversary. If we opt not to increase a charge under this provision, the charge will not be subject to increase again until the Contract Anniversary five years thereafter. The actual deduction of the charge will be reflected in your annual statement. You will continue to pay the GMWB Charge through the earlier date that you annuitize the Contract or your Contract Value is zero. We will, however, stop deducting the charge under other circumstances that would cause the GMWB to terminate. For more information, please see “Termination” beginning on page 49. We reserve the right to prospectively change the charge on new Contracts or if you elect this GMWB after your Contract is issued (subject to availability), subject to the applicable maximum annual charge listed above. Upon election of this GMWB, the applicable GMWB Charge will be reflected in your confirmation. For more information about how this GMWB works, please see “+Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life ("+Income GMWB") or Two Covered Lives ("+IncomeGMWB and +Income GMWB with Joint Option")Option" beginning on page 40. Guaranteed Minimum Withdrawal Benefit Considerations. Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also provide for an inheritance for their Beneficiaries. The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and need to withdraw income from those investments. A GMWB is designed to help investors manage these uncertainties. A GMWB does not guarantee that the Guaranteed Annual Withdrawal Amount ("GAWA") will be sufficient to cover any individual’s particular needs. Moreover, a GMWB does not assure that you will receive any positive return on your investments and/or that your Contract will not lose money due to negative Index Return. While a GMWB's Step-Up feature may provide protection against inflation when there are strong investment returns that coincide with the availability of a Step- Up, the GMWB does not protect against any loss of purchasing power due to inflation. Also, it is important to note that withdrawals from your Contract (including GAWA withdrawals) make it less likely that future Step-Ups to your Guaranteed Withdrawal Balance ("GWB") (if any) will increase your GAWA. This is because all withdrawals reduce your Contract Value and GWB. It is also important to note that Excess Withdrawals may significantly reduce the likelihood that your GAWA will increase due to a Step-Up, as Excess Withdrawals (unlike GAWA withdrawals) result in a proportional reduction to your GWB and may cause your GWB to be reduced by more than the amount withdrawn; in other words, on more than a dollar-for-dollar basis. Withdrawals under a GMWB will first be taken from your Contract Value. Our obligations to pay you more than your Contract Value will only arise under limited circumstances. Thus, in considering the election of a GMWB, you should consider whether the value to you of the level of protection that is provided by the GMWB and the cost of the GMWB, which reduces Contract Value and offsets our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed. Additionally, the timing and amounts of withdrawals under a GMWB have a significant impact on the amount and duration of benefits. The cumulative cost of a GMWB also is greater the longer the duration of ownership. The closer you are to retirement, the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as a For Life Guarantee (59½)) are locked-in. Conversely, forecasts at younger ages may prove less reliable. You should undertake careful consideration and thorough consultation with your financial professional as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that a GMWB might provide. All GMWBs provide that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin. The Income Date is either a date that you choose or the Latest Income Date. The Latest Income Date is the Contract Anniversary on which you will be 95 years old, or such date allowed by the Company on a non-discriminatory basis or as required by an applicable qualified plan, law or regulation. For more information, please see “Income Payments” beginning on page 54. Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you. Naturally, you should discuss with your financial professional whether a GMWB is suitable for you. Consultation with your financial and tax advisor is also recommended. 51

APPENDIX B: STATE VARIATIONS [TO BE UPDATED BY AMENDMENT] Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. The state in which your Contract is issued also governs whether or not certain options are available or will vary under your Contract. Arizona Requirement that 30 days advance notice be given to owners/beneficiaries of their available income options prior to the Income Date. Requirement that a 180 day maximum limit be placed on any deferral of payments for partial and/or total withdrawals, and that the owner be given notice of such postponement in payments without 15 days of receipt of the partial and/or total withdrawal request at the Customer Care Center. California No Waiver of Withdrawal Charges for Extended Care available. State-specific requirement that seniors have the option to invest in the Fixed Account during the Free Look period if Return of Premium Free Look is elected on the application. If the Return of Premium Free Look is elected by a senior applicant, the initial Index Account Option Term is shortened by 35 days. Connecticut No restrictions on Fixed Account allocations. Florida No Withdrawal Charges assessed upon annuitization, even if annuitized in the first Contract Year. No restrictions on Fixed Account allocations or transfers. Kansas Increased waiting period for Waiver of Withdrawal Charge due to Terminal Illness to 24 months. Louisiana Pre-selected Death Benefit option is not available per state regulation. Beneficiary is always able to choose the death benefit option. As of the date of the prospectus, the +Income GMWB and +Income GMWB with Joint Option are not available. Maryland Reduced waiting period for Waiver of Withdrawal Charge due to Terminal Illness or for Extended Care to 6 months. Beneficiary's Entitlement to Death Benefit Before Income Date section of Contract revised to indicate beneficiary's death prior to or simultaneous to the Owner's death makes them ineligible to receive the death benefit. Massachusetts Increased waiting period for Waiver of Withdrawal Charge due to Terminal Illness to 24 months. No Waiver of Withdrawal Charge for Extended Care available. New Jersey Renewal Notice will include the current interest rate for the Fixed Account and Index Adjustment Factors for the Index Account. No restrictions on Fixed Account allocations. Guaranteed minimum Cap Rates, Performance Trigger Rates, Performance Boost Cap Rates, and Buffers may be used in the calculation of Interim Value. We apply the greater of the applicable guaranteed minimum Index Adjustment Factor(s) or the (non-guaranteed) prorated Index Adjustment Factors. Higher Index Adjustment Factors result in higher Interim Values. Texas Requires 31 day advance notice of Fixed Account unavailability or restrictions. Waiver of Withdrawal Charge Due to Terminal Illness eligibility date is the Issue Date. Virginia No Waiver of Withdrawal Charge for Extended Care. Washington GMWB Charge not assessed against the Fixed Account. STATE MATERIAL VARIATION OR AVAILABILITY B-1

• Example 5a: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on Contract Anniversary Value) is $200,000, your GWB is $90,000, and your GAWA is $5,000: s Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value (as determined based on the Contract Anniversary Value). s Your GAWA for the next year increases to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000 * 0.05 = $10,000). • Example 5b: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on Contract Anniversary Value) is $90,000, your GWB is $80,000, and your GAWA is $5,000: s Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value (as determined based on the Contract Anniversary Value). s Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000 * 0.05 = $4,500). - After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years. • Notes: s Your GWB will only step-up to the Contract Value if the Contract Value (as determined based on Contract Anniversary Value) is greater than your GWB at the time of the automatic step-up. s Automatic step-ups occur annually on every Contract Anniversary unless the owner elects to opt out of an increase in GMWB charge, even if the contract has already received the determination date step-up during that contract year. s These examples relate to an unspecified Contract Anniversary, which show scenarios in which the original $100,000 Contract Value has either increased or decreased at the Contract Anniversary due to market performance or GAWA withdrawals, neither of which would have reduced the original $5,000 GAWA. Example 6: This example demonstrates how the timing of a withdrawal request interacts with the timing of the annual step-up provision to impact re-determination of GMWB values. • This example demonstrates what happens if your Contract Value (as determined based on the Contract Anniversary Value) is $200,000, your GAWA% is locked in at 5%, your GAWA is $5,000, your GWB is $100,000, your GWB is due to step-up automatically, and you also wish to take a withdrawal of an amount equal to $5,000.: s If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value (as determined based on Contract Anniversary Value). At that time, your GAWA is equal to $10,000, which is 5% of your new GWB ($200,000 * 0.05 = $10,000). On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA. If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years. D-4